                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned  business development company hereby notifies the Securities and
Exchange  Commission that it withdraws its election to be subject to sections 55 through 65 of the  Investment  Company Act of 1940 (the "Act"),  pursuant to the provisions of section  54(c) of the Act, and in  connection  with such notice of withdrawal of election submits the following information:

Name:  MORAMERICA CAPITAL CORPORATION

Address of Principal  Business Office:  101 Second Street S.E., Suite 800, Cedar
Rapids, IA 52401

Telephone Number: (319) 363-8249

File Number under the Securities Exchange Act of 1934:  814-00148

     In  addition  to  completing  the cover  page,  a company  withdrawing  its election  under section  54(a) of the Act must state one of the following  bases for filing the notification of withdrawal

     A.   [ ] The  company has never made a public  offering of its  securities;
          does not have more than 100  security  holders for purposes of section
          3(c)(1) of the Act and the rules  thereunder;  and does not propose to make a public offering.

     B.   [ ] The company (1) has distributed substantially all of its assets to its  security  holders  and  has  effected,  or is in the  process  of effecting,  a winding-up of its affairs, and (2) is not liquidating as part of a merger.

     C.   [X] The  company  has (1)  sold  substantially  all of its  assets  to another  company;  or (2) merged  into or  consolidated  with  another company.  MORAMERICA  CAPITAL  CORPORATION  has merged into its parent
          MACC Private Equities, Inc.

     D.   [ ] The company has changed the nature of its  business so as to cease to be a business  development  company, and such change was authorized by the vote of a majority  of its  outstanding  voting  securities  or partnership interests.  Describe the company's new business.  Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

     E.   [ ] The company has filed a notice of registration  under section 8 of the Act. State the filing date of the company's notice of registration
          (Form N-8A) under the Act.

     F.   [ ] Other.  Explain the  circumstances  surrounding  the withdrawal of election.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through
65 of the Act to be duly  signed on its behalf in the city of Newport  Beach and the state of California on the 30th day of April, 2008.

                                       MORAMERICA CAPITAL CORPORATION

                                       By: /s/ David R. Schroder
                                           -----------------------------
                                       Name: David R. Schroder
                                       Title: President

Attest:  /s/ Robert A. Comey
         -----------------------------
Name: Robert A. Comey
Title: Treasurer and Assistant Secretary

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